Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of ANSYS, Inc. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and relevant provisions of the Delaware General Corporation Law (the “DGCL”). This description does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL and our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Third Amended and Restated By-laws (the “By-Laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our By-Laws, and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

We are authorized to issue a total of three hundred two million (302,000,000) shares of capital stock consisting of (i) two million (2,000,000) shares of undesignated Preferred Stock, par value $.01 per share (the “Preferred Stock”) and (ii) three hundred million (300,000,000) shares designated as Common Stock, par value $.01 per share (the “Common Stock”).

Common Stock

Holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, unless otherwise provided by law or the Certificate of Incorporation. Our By-Laws provide that, except as otherwise provided in our Certificate of Incorporation, our By-Laws, or by law, any matter before any meeting of stockholders shall be decided by a majority of the votes properly cast for and against such matter; provided, however, that directors will be elected by a plurality of votes cast at any meeting of stockholders at which there is a contested election of directors. Our Common Stock does not have cumulative voting rights.

Subject to the rights of holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends as may be declared and paid or set apart for payment from time to time by our Board of Directors, or any authorized committee thereof, out of any assets or funds of the Company legally available for the payment of dividends. Holders of Common Stock will be entitled to receive, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any Preferred Stock that may then be issued and outstanding.

Holders of Common Stock have no conversion rights, or any redemption, sinking fund or preemptive rights with respect to the Common Stock. Our Common Stock is not liable to further call or assessment by the Company or subject to any restriction on alienability, except as required by law.

Preferred Stock

The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of Preferred Stock that we may issue in the future. Set forth below is a description of the Company’s authority to issue Preferred Stock and the possible terms of that stock.

No shares of Preferred Stock are currently outstanding. Pursuant to our Certificate of Incorporation and subject to any limitation prescribed by law, our Board of Directors or any authorized committee thereof has the authority, without further action by our stockholders, to issue Preferred Stock from time to time in one or more series. Our Board of Directors or any authorized committee thereof shall have the right to determine or fix the rights, preferences, and restrictions of the Preferred Stock, including:

•	the title or designation of the series;

•	the number of shares in the series;

•	the dividend rate and whether dividends will be cumulative;

•	the voting rights, if any, of the holders of the series;

•	the terms, if any, on which the series may or will be redeemed;

•	the preference, if any, to which holders of the series will be entitled upon our liquidation, dissolution or winding up;

•	any sinking or retirement fund provisions of the shares;

•	the right, if any, of holders of the shares to convert or exchange them into, or for, another class of our stock or securities;

•	the purchase price of the shares;

•	the status of shares upon redemption or conversion; and

•	any other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors or any authorized committee thereof may deem advisable.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and the DGCL

Certain provisions of our Certification of Incorporation, our By-Laws, and the DGCL could have anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, as discussed below:

DGCL Section 203 – Business Combinations with Interested Stockholders

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•
prior to the time that the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) the corporation’s officers and directors and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of its outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is broadly defined to include mergers, consolidations, and sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

The restrictions on business combinations with interested stockholders contained in Section 203 of the DGCL do not apply to a corporation whose certificate of incorporation or bylaws contains a provision expressly electing not to be governed by the statute. Neither our Certificate of Incorporation nor our By-Laws contains a provision electing to “opt-out” of Section 203. Section 203 of the DGCL could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Undesignated Preferred Stock

As discussed above under “Preferred Stock,” our Board of Directors has the authority to designate and issue Preferred Stock with voting or other rights or preferences that could delay, defer or prevent any attempt to acquire or control us.

Classified Board of Directors

The number of directors is fixed by resolution duly adopted from time to time by our Board of Directors. The directors, other than those directors who may be elected by the holders of Preferred Stock, are in classes with respect to the term for which they severally hold office. Our Certificate of Incorporation provides that our Board of Directors is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our classified Board of Directors staggers the three-year terms of the three classes. With this structure, only approximately one-third of the members of our Board of Directors is elected each year. This classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors.

Vacancies; Removal

Subject to any rights of any holders of Preferred Stock to elect directors and fill vacancies on the Board of Directors, all vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors on our Board of Directors then in office, even if less than a quorum is present. Any director appointed to fill a vacancy on our Board of Directors will be appointed for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor will have been duly elected and qualified or until his or her earlier resignation or removal. Subject to any rights of any holders of Preferred Stock to elect directors, when the number of directors is increased or decreased, the Board of Directors will determine the class or classes to which the increased or decreased number of directors will be apportioned; provided, however, that no decrease in the number of directors will shorten the terms of any incumbent director.

Subject to the rights of any holders of Preferred Stock to elect or remove any director, any director may be removed from office only (i) with “cause” (as defined in the Certificate of Incorporation) and (ii) by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

Proxy Access

Our By-Laws also include provisions permitting, subject to certain terms and conditions, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding Common Stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Advance Notice Requirements

Our By-Laws establish advance notice procedures for stockholders seeking to nominate candidates for election to the Board of Directors or for proposing matters which can be acted upon at stockholders’ meetings.

No Stockholder Action by Written Consent

Our Certificate of Incorporation prohibits stockholder action by written consent in lieu of a meeting.

Special Meetings of Stockholders

Our By-Laws provide that special meetings of stockholders may be called only by our Board of Directors.

Amendments/Repeal of Provisions in the Certificate of Incorporation or By-Laws

Our Certificate of Incorporation provides that no amendment or repeal of one of its provisions will be made unless the same is first approved by our Board of Directors pursuant to a resolution adopted by the Board of Directors in accordance with Section 242 of the DGCL and, except as otherwise provided by law, thereafter approved by the stockholders. Whenever any vote of the holders of voting stock is required and, in addition to any other vote of holders of voting stock that is required by the Certificate of Incorporation or by law, the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal, at a stockholder meeting called for that purpose is required; provided, however, that the affirmative vote of not less than 80% of the total votes eligible to be cast by holders of voting stock will be required to amend or repeal any of the provisions of Article VI (Directors) or Article IX (Amendment of Certificate of Incorporation) of the Certificate of Incorporation.

Our By-Laws provide that amendments to, or repeal of any provisions of, our By-Laws require the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast on an amendment or repeal of a By-Law by the holders of voting stock at a stockholder meeting, unless the Board of Directors recommends that stockholders approve such amendment or repeal, in which case the amendment or repeal requires only the affirmative vote of a majority of the total votes eligible to be cast on such amendment or repeal by the holders of voting stock at a stockholder meeting.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of Common Stock or Preferred Stock without stockholder approval, subject to applicable rules of the Nasdaq Stock Market and the DGCL, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved Common Stock and Preferred Stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of Common Stock or Preferred Stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or the DGCL.